FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Reports Fourth Quarter 2018 Production and Provides 2019 Outlook

Toronto, Ontario (January 14, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported fourth quarter and annual 2018 production. The Company also provided 2019 production and operating guidance.
“Alamos produced a record 505,000 ounces of gold in 2018, meeting production guidance and marking an 18% increase from 2017. This was driven by strong performances from Mulatos and Island Gold, the latter setting a new record for production and continuing to demonstrate strong potential for growth in mineral reserves and resources,” said John A. McCluskey, President and Chief Executive Officer.
“We expect a similar rate of production in 2019 with lower costs driving stronger margins. Lower costs are expected to result from improvements at Young-Davidson and low-cost production growth at Island Gold. Looking forward to the second half of 2020, we expect Alamos to transition from reinvesting in growth to generating strong free cash flow. With long-life production from our existing operations at declining costs, a leading portfolio of high return growth projects, and a strong, debt-free balance sheet, Alamos is well positioned to deliver on this growth,” Mr. McCluskey added.

Fourth Quarter and Full Year 2018 Operating Highlights

•	Record annual production: Met guidance with record production of 505,000 ounces of gold in 2018, up 18% from the previous record in 2017, reflecting the inclusion of Island Gold for the full year

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Strong fourth quarter: Produced 125,600 ounces of gold in the fourth quarter, an increase from the third quarter reflecting a stronger performance from Young-Davidson and record production from Island Gold

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Costs expected to meet guidance: Total cash costs and all-in sustaining costs for 2018 have not been finalized but are expected to be consistent with revised full year guidance of $810 and $990 per ounce, respectively. Costs in the fourth quarter are expected to be lower than in the first nine months of 2018

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Record sales: Sold a record 131,164 ounces of gold in the fourth quarter at an average realized price of $1,244 per ounce, $17 per ounce above the average London PM Fix, for revenues of approximately $163 million

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Received Schedule 2 Amendment for new tailings facility at Young-Davidson: Schedule 2 Amendment received from the Federal government in December 2018, securing tailings capacity for all existing Mineral Reserves and Resources at Young-Davidson

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Successful permitting at Cerro Pelon: Received Environmental Impact Assessment (“MIA”) and Change of Land Use (“CUS”) approval in the fourth quarter of 2018 and commenced full scale construction of the high return Cerro Pelon project

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

2019 Guidance Overview

•	Stable production: Production guidance of 480,000 to 520,000 ounces of gold, consistent with 2018 production

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Lower costs to drive stronger margins: Consolidated total cash cost guidance of $710 to $750 per ounce, down 10% from revised 2018 guidance of $810 per ounce. All-in sustaining cost guidance of $920 to $960 per ounce, down 5% from revised 2018 guidance of $990 per ounce. Excluding El Chanate, all-in sustaining costs are expected to be $925 per ounce in 2019 (based on mid-point of guidance)

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Growth capital focused on new production: Total capital budget of $290 to $315 million, up from revised 2018 guidance of $217 to $236 million reflecting the construction of two new mines, Kirazli in Turkey, and Cerro Pelon in Mexico. The capital budgets for Young-Davidson and Island Gold are consistent with 2018. The Company expects a reduced rate of capital spending following the completion of the lower mine expansion at Young-Davidson and construction of Kirazli in 2020

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Peer-leading, debt-free balance sheet and stronger cash flow to fund growth: The Company expects to fund the expansion of its existing operations through cash flow from operations with development of Kirazlý to be funded from the balance sheet. With approximately $206 million of cash and no debt at the end of 2018, Alamos is well positioned to fund this growth

•	Strong exploration budget: Global exploration budget of $33 million, consistent with 2018, including $19 million budgeted at Island Gold to follow up on ongoing exploration success

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Corporate G&A among lowest in peer group: Corporate and administrative expenses are expected to total $20 million (excluding share-based compensation), or $40 per ounce (based on the mid-point of guidance), among the lowest within the intermediate gold producer peer group

Outlook to 2021

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Production growth to over 600,000 ounces per year in 2021: Combined annual gold production is expected to be approximately 500,000 ounces per year in 2019 and 2020, increasing to over 600,000 ounces in 2021 reflecting a full year of production from Kirazli

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Declining cost profile: Consolidated total cash costs and all-in sustaining costs are expected to decrease substantially in 2021 driven by lower costs at each of Island Gold, Mulatos and Young-Davidson, the latter reflecting the completion of the lower mine expansion, as well as new low-cost production from Kirazli

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Capital spending to trend lower resulting in strong free cash flow growth starting in H2 2020: Capital spending is expected to trend lower in 2020 and 2021 reflecting the completion of both the lower mine at Young-Davidson and construction of Kirazli, resulting in strong free cash flow growth starting in the second half of 2020

•	Increasing returns to shareholders: The Company expects to return increasing value to shareholders as it generates higher levels of free cash flow in the second half of 2020 and beyond

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FOR IMMEDIATE RELEASE

Fourth Quarter and Full Year 2018 Operating Results

	Three months ended		Twelve months ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Gold production (ounces)
Young-Davidson	50,900	56,500	180,000	200,000
Island Gold (1)	29,000	9,000	105,800	9,000
Mulatos	35,600	42,700	175,500	160,000
El Chanate	10,100	12,100	43,700	60,400
Total gold production	125,600	120,300	505,000	429,400
(1)Operating results from Island Gold have been included from November 23, 2017 following completion of the Richmont Mines acquisition. Including results prior to the completion of the acquisition, Island Gold produced 22,100 ounces of gold in the fourth quarter of 2017 and 98,600 ounces for the full year.

2019 Guidance
The Company expects a similar rate of production as 2018 with lower costs driven by operational improvements at Young-Davidson and low-cost production growth at Island Gold reflecting higher throughput rates and grades. Production rates are expected to be similar in the first and second half of the year, while costs and capital are expected to decline through the year driving stronger mine-site free cash flow in the second half of the year.

	2019 Guidance						2018 Revised Guidance
	Young-Davidson	Mulatos	Island Gold	El Chanate	Turkey	Other (2)	Total	Total
Gold production (000’s ounces)	180-190	150-160	135-145	15-25			480-520	505 (actual)
Cost of sales, including amortization (in millions)(4)	$226	$165	$123	$26	0	0	$540	$549
Cost of sales, including amortization ($ per ounce)(4)	$1,220	$1,065	$880	$1,300	0	0	$1,080	$1,145
Total cash costs ($ per ounce)(1)	$750-790	$820-860	$460-500	$1,200	0	0	$710-750	$810
All-in sustaining costs ($ per ounce)(1)					0	0	$920-960	$990
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$940-980	$860-900	$730-770	$1,200	0	0		0
Amortization costs ($ per ounce)(1)	$450	$225	$400	$100	0	0	$350	$335
Corporate & Administrative (in millions)							$20	$18
Capital expenditures (in millions)
Sustaining capital(1)	$35-40	$5	$35-40	0	0	0	$75-85	$68-77
Growth capital(1)	$45-50	$45-50 (5)	$15-20	0	$75	$35 (2)	$215-230	$149-159
Total capital expenditures(1)	$80-90	$50-55	$50-60	0	$75	$35	$290-315	$217-$236
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release for a description of these measures.
(2)Includes capitalized exploration at all operating sites and development projects (excluding Turkey which is separately disclosed).
(3)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(4)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.
(5)Includes capital spending at Cerro Pelon and La Yaqui Grande of approximately $33 million

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The 2019 production forecast and operating cost estimates are based on the following currency assumptions:

Foreign Exchange Rate	2019	Operating Sites Foreign Currency Exposure	Change	Free Cash Flow Sensitivity
USD/CAD	$0.75:1	>95%	$0.05	~$27 million
MXN/USD	20.0:1	35-40%	1.00	~$4 million

The Company has entered into foreign exchange transactions representing approximately 70% of its Canadian dollar-denominated operating and capital costs for 2019, ensuring a maximum USD/CAD foreign exchange rate of $0.77:1 and allowing the Company to participate in weakness in the USD/CAD up to a rate of $0.74:1.
Additionally, the Company has entered into foreign exchange transactions representing approximately 70% of its Mexican peso-denominated operating and capital costs in 2019, ensuring a minimum MXN/USD foreign exchange rate of 19.5:1 and allowing the Company to participate in weakness in the MXN/USD up to a rate of 22.1:1.

Young-Davidson

Young-Davidson		Q3 YTD 2018	Q4 2018	2018A	2019 guidance	Change
Gold Production	oz	129,100	50,900	180,000	180,000 - 190,000	3%

Cost of Sales(1)	US$/oz	$1,298	0	0	$1,220	(6%)
Total Cash Costs(2)	US$/oz	$845	0	0	$750-790	(9%)
Mine-site AISC(2)	US$/oz	$1,034	0	0	$940-980	(7%)

Underground ore mined	tpd	6,196	6,402	6,248	6,500
Underground grade mined	g/t Au	2.44	2.71	2.51	2.65 +/- 5%
Tonnes of ore processed	tpd	7,100	8,104	7,353	6,500-7,800
Grade processed	g/t Au	2.28	2.39	2.31	2.35-2.65
Average recovery rate	%	92%	92%	92%	90-92%
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.
(2)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and the Q3 2018 MD&A for a description and calculation of these measures.

Gold production at Young-Davidson is expected to increase slightly in 2019, at substantially lower costs driven by higher underground mining rates and mined grades. Total cash costs and mine-site all-in sustaining costs are expected to decrease 9% and 7%, respectively, from actual costs through the first three quarters of 2018. Young-Davidson’s 2019 guidance for production, mining rates, operating costs and capital are all consistent with its average performance over the past two years.
Mill throughput is expected to average 7,800 tonnes per day (“tpd”) during the first half of 2019 and decrease in the second half of the year following the depletion of lower grade surface stockpiles. Milled grades are expected to increase as the lower grade surface stockpiles are depleted reflecting a higher proportion of underground ore.

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FOR IMMEDIATE RELEASE

Capital spending at Young-Davidson is expected to total $80 to $90 million, similar to 2018. Spending will be focused on completing development and infrastructure of the lower mine as well as starting construction of a newly permitted tailings facility (“TIA 1”). The Company successfully completed permitting of TIA 1 during the fourth quarter with receipt of the Schedule 2 Amendment from the Federal government. TIA 1 will provide sufficient capacity for the remaining Mineral Reserves and Resources at Young-Davidson at substantially lower costs than the current facility.
Gold production is expected to decrease in 2020 reflecting approximately three months of downtime of the Northgate shaft to complete the tie-in of the upper and lower mines. This will temporarily limit underground throughput and impact one quarter of production during the first half of 2020. Following completion of the tie-in, underground mining rates are expected to ramp up above 7,500 tpd in the second half of 2020 and towards the long-term target of 8,000 tpd in 2021. This is expected to drive annual gold production above 200,000 ounces per year in 2021 and beyond. Combined with declining costs and capital spending, the Company expects strong free cash flow growth from Young-Davidson starting in the second half of 2020.

Island Gold

Island Gold		Q3 YTD 2018	Q4 2018	2018A	2019 guidance	Change
Gold Production	oz	76,800	29,000	105,800	135,000 - 145,000	32%

Cost of Sales(1)	US$/oz	$1,033	0	0	$880	(15%)
Total Cash Costs(2)	US$/oz	$597	0	0	$460-500	(20%)
Mine-site AISC(2)	US$/oz	$759	0	0	$730-770	(1%)

Tonnes of ore processed	tpd	968	1,146	1,013	1,100
Grade processed	g/t Au	9.27	9.03	9.20	10.50-11.50
Average recovery rate	%	97%	96%	96%	96-97%
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.
(2)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and the Q3 2018 MD&A for a description and calculation of these measures.

Gold production at Island Gold in 2019 is expected to increase 32% relative to previous record production, while total cash costs are expected to decrease approximately 20% from actual costs through the first three quarters of 2018. Higher grades and higher throughput, resulting from the completion of the Phase I expansion last year, will result in strong free cash flow growth in 2019. Mine-site all-in sustaining costs are expected to be consistent with actual mine-site all-in sustaining costs through the first three quarters of 2018.
Capital spending at Island Gold is expected to total $50 to $60 million in 2019, similar to 2018 guidance. This includes sustaining capital of $35 to $40 million, higher than outlined in the April 2017 Preliminary Economic Assessment (“PEA”) given the significant growth in Mineral Reserves and Resources outside of the PEA expansion area.

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The Company is accelerating underground development to bring these new Mineral Reserves and Resources into the mine plan as well as support mining rates above 1,100 tpd. Lateral exploration development has also been increased to support the expanded exploration program. Given the Mineral Reserve and Resource growth to date and ongoing exploration success, the Company believes the mine life will be more than double the PEA. As a result, the Company is investing in surface infrastructure (camp, kitchen, offices and warehouse) in 2019 to support the growing mine life.
Phase II & Phase III Expansions
The Phase I expansion was completed in September 2018, expanding the mill to a design capacity of approximately 1,200 tpd. The current mine infrastructure can support similar mining rates; however, the operation is currently permitted to operate at an average annual rate of 1,100 tpd. With a mine and mill that can support higher throughput rates, the Company is in the process of permitting an amendment to 1,200 tpd which is expected to be received by the end of 2019 as part of a Phase II expansion. In parallel, the Company has started an evaluation of a potential Phase III expansion of the operation.

Mulatos District

Mulatos District		Q3 YTD 2018	Q4 2018	2018A	2019 guidance	Change
Gold Production	oz	139,900	35,600	175,500	150,000 - 160,000	(12%)

Cost of Sales(1)	US$/oz	$988	0	0	$1,065	8%
Total Cash Costs(2)	US$/oz	$784	0	0	$820-860	7%
Mine-site AISC(2)	US$/oz	$847	0	0	$860-900	4%

Tonnes of ore stacked	tpd	18,400	19,300	18,600	20,500
Grades stacked	g/t Au	0.89	0.92	0.89	0.8-1.0
Tonnes milled	tpd	335	0	250	0
Grades milled	g/t Au	6.70	0	6.70	0
Combined Recovery Ratio	%	86%	68%	81%	70%
Waste-to-ore ratio (operating)		0.78	0.51	0.71	1.0-1.2
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.
(2)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and the Q3 2018 MD&A for a description and calculation of these measures.

Total production from the Mulatos District (including La Yaqui Phase I) is expected to be between 150,000 to 160,000 ounces of gold in 2019, consistent with long term guidance. Mulatos significantly outperformed this range in 2018 reflecting higher than expected recoveries at La Yaqui and Mulatos, and extended production from the high-grade San Carlos underground deposit which reached the end of its mine life in the third quarter of 2018. Mine-site all-in sustaining costs are expected to decrease relative to 2018 guidance of $900 per ounce reflecting the end of the 5% NSR royalty early in 2019. Mine-site all-in sustaining costs are expected to be up slightly from 2018 with the operation having outperformed in 2018 given the above noted factors.

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FOR IMMEDIATE RELEASE

Capital spending across all of the Mulatos District deposits is expected to total $50 to $55 million in 2019 including $5 million of sustaining capital. This is up from 2018 guidance of $39 to $43 million with $25 million budgeted in 2019 for development of the Cerro Pelon project. During the fourth quarter of 2018, the Company received approval of the MIA and CUS permits for Cerro Pelon and commenced full scale construction. As a higher grade, high return project, Cerro Pelon is expected to start contributing low cost production in 2020, driving down combined Mulatos District costs.
Other capital projects include $5 million for a heap leach pad expansion, $5 million to complete the power line to connect to lower cost grid power, $4 million for pre-stripping activities, and $8 million for permitting and engineering of La Yaqui Grande. The MIA for La Yaqui Grande was submitted late in 2018 with approval expected in the second half of 2019.
Beyond 2019, total production from the Mulatos district (including all deposits) is expected to remain in a similar range of 150,000 to 160,000 ounces of gold per year over its current seven-year life, at declining costs driven by lower cost production from the higher-grade Cerro Pelon and La Yaqui Grande deposits.

El Chanate

El Chanate		Q3 YTD 2018	Q4 2018	2018A	2019 guidance	Change
Gold Production	oz	33,600	10,100	43,700	15,000 - 25,000	(54%)

Cost of Sales(1)	US$/oz	$1,384	0	0	$1,300	(6%)
Total Cash Costs(2)	US$/oz	$1,285	0	0	$1,200	(7%)
Mine-site AISC(2)	US$/oz	$1,312	0	0	$1,200	(9%)

Tonnes of ore stacked	tpd	9,100	6,200	8,400	0
Grades stacked	g/t Au	0.55	0.52	0.55	0
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.
(2)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and the Q3 2018 MD&A for a description and calculation of these measures.
Mining activities ceased at El Chanate in the fourth quarter of 2018 and the operation has transitioned to residual leaching which will result in a declining rate of production through 2019.
Mine-site all-in sustaining costs are expected to average $1,200 per ounce in 2019, with approximately 25% of those costs having been previously spent and incurred. As a result, the Company expects a stronger impact on cash flow.
Given the long leach cycle at El Chanate, residual leaching could continue beyond 2019; however, the Company will monitor costs to identify when it does not become economically viable to continue recovering gold. Accounting rules require that a Company assess the recovery of inventory at each period end; based on the costs included in inventory as at December 31, 2018 and the planned spending in 2019, the Company does not expect to be able to profitably recover all of the remaining ounces in inventory on the leach pad. As a result, the Company expects to write down a portion of this inventory with its fourth quarter 2018 earnings.

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2019 Global Operating and Development Capital Budget

2019 Guidance				Revised 2018 Guidance
	Sustaining Capital	Growth Capital	Total	Total
Operating Mines (in millions)
Young-Davidson	$35-40	$45-50	$80-90	$70-80
Island Gold	$35-40	$15-20	$50-60	$50-55
Mulatos	$5	$45-50(1)	$50-55	$39-43
El Chanate	0	0	0	0
Total - Operating Mines	$75-85	$105-120	$180-205	$159-178
Development Projects (in millions)
Turkey	0	$75	$75	$25
Lynn Lake	0	$5	$5	$8
Other	0	$3	$3	$2
Total - Development Projects	0	$83	$83	$35
Capitalized Exploration (in millions)
Island Gold	0	$18	$18	$12
Mulatos	0	$3	$3	$7
Lynn Lake	0	$6	$6	$4
Total - Capitalized Exploration	0	$27	$27	$23
Total Consolidated Budget	$75-85	$215-230	$290-315	$217-236
(1)Includes capital spending at Cerro Pelon and La Yaqui Grande of approximately $33 million

2019 Capital Budget for Development Projects
Capital spending on the Company’s development projects, including capitalized exploration, is expected to total $110 million in 2019. The majority of this spending will be focused on construction of the Kirazli project, with the bulk of the remainder comprised of capitalized exploration at Island Gold and exploration, permitting and development activities at Lynn Lake.
Kirazli Development Budget
The Company has been granted the three major permits required for the start of construction of Kirazli including the Environmental Impact Assessment, Forestry Permits and GSM (Business Opening and Operation) permit.
There are several additional permits required prior to the start of gold production at Kirazlý, which the Company expects to receive in due course. As disclosed in December 2018, the next permit required to meet the construction schedule is an Operating License which allows for the start of earthworks on the future open pit. The Company expects to receive the Operating Licence during the first quarter of 2019. Following receipt of the Operating License, the Company expects to ramp up major construction and earthworks activities, putting initial production from Kirazlý on track for the second half of 2020.
The Company spent approximately $17 million of Kirazli’s initial capital of $152 million in 2018 with road construction complete and the water reservoir and power line 50% and 85% complete, respectively. The 2019 budget of $75 million will be focused on completing work on the water reservoir and ramping up major construction activities and earthworks. The remaining construction capital of approximately $60 million will be spent during the first three quarters of 2020.

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FOR IMMEDIATE RELEASE

Kirazli is expected to produce more than 100,000 ounces of gold in its first full year of production at mine-site all-in sustaining costs of less than $400 per ounce. This is expected to drive company-wide production above 600,000 ounces per year in 2021, while significantly lowering the Company’s cost profile.
Lynn Lake Development Budget
The 2019 capital budget for Lynn Lake is $11 million, including $5 million for development activities and $6 million for exploration. Development spending will be focused on completing value engineering initiatives and baseline work in support of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy federal and provincial environmental assessment requirements. The permitting process is expected to take approximately two years followed by two years of construction.
Over the past year, the Company has been evaluating value engineering initiatives to enhance the project’s economics, including modifications to the overall site layout, structures and foundations for the process plant, and review of the camp location. This work along with exploration success that was not included in the 2017 Feasibility Study will be incorporated into an optimization study which is expected to be completed in the second quarter of 2019.

2019 Exploration Budget
The 2019 global exploration budget is $33 million, down slightly from the 2018 budget reflecting lower exploration spending at Mulatos. Island Gold continues to be the main focus of exploration with $19 million budgeted, up from the 2018 initial budget of $15 million. Mulatos and Lynn Lake remain the other two areas of focus with $6 million budgeted for each. Approximately 80% of the 2019 budget will be capitalized.
Island Gold
A total of $19 million has been budgeted in 2019 for surface and underground exploration at Island Gold as part of an ongoing exploration program focused on continuing to define new near mine Mineral Resources across the two-kilometre long Island Gold Main Zone. This represents an increase of $4 million compared with the initial 2018 exploration budget. The 2019 exploration budget includes 48,000 metres (“m”) of surface directional drilling, 30,000 m of underground exploration drilling, and 900 m of underground exploration development to establish drill platforms on the 340, 620, 790, and 840-levels.
Drilling completed in 2018 was successful in expanding high grade gold mineralization laterally and down-plunge of the Island Gold Deposit across all three areas of focus including the Main, Western, and Eastern Extensions. These will continue to be the primary areas of focus in 2019.
Regional data compilation and field mapping programs are also planned in 2019 to develop a pipeline of exploration targets outside the main Island Gold Mine area on the 9000-hectare Island Gold Property.
Mulatos
A total of $6 million and 10,000 m has been budgeted at Mulatos for exploration in 2019 with the main areas of focus being the near mine area.
A property-wide VTEM geophysical survey completed during the last few weeks of 2018 and ongoing mapping will form the basis for developing regional targets in 2019.

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Interpretation from the 2018 exploration program at El Carricito and other prospects is ongoing and is expected to produce targets for future drill testing.
Lynn Lake
A total of $6 million and 19,000 m of drilling has been budgeted for exploration at the Lynn Lake project in 2019. The key focus of the 2019 exploration program will be to test exploration targets within and in proximity to the Gordon and MacLellan deposits with the goal of adding to Mineral Resources. Another area of focus for 2019 is to establish a pipeline of prospective exploration targets within the 58,000-hectare Lynn Lake Property.
Qualified Persons

Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this press release.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company's production forecasts and plans, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, expansion plans, project timelines, and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, forecasted cash shortfalls and the Company's ability to fund them, cost estimates, projected exploration results, projected development and permitting timelines, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments, Mineral Reserve and Mineral Resource estimates, and other statements that express management's expectations or estimates of future performance.

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FOR IMMEDIATE RELEASE

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements or forward-looking information in this document include, but are not limited to: changes to current estimates of Mineral Reserves and Resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; any decision to declare a dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Island Gold, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company's development stage assets, contests over title to properties; changes in national and local government legislation (including tax legislation in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors affecting Alamos are set out in the Company’s latest Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov, and should be reviewed in conjunction with this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors
Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to Mineral Resources in this presentation are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “Measured Mineral Resources”, “Indicated Mineral Resources”, “Inferred Mineral Resources” and “Probable Mineral Reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).
Cautionary non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. “Mine site free cash flow” is a non-GAAP measure which includes cash flow from operating activities at, less capital expenditures at each mine site. Return on Equity is defined as Earnings from Continuing Operations divided by the average Total Equity for the current and previous year. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Total cash costs per ounce”, “all-in sustaining costs per ounce”, and “mine-site all-in sustaining costs” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects mining and processing costs allocated from in-process and dore inventory associated and associated royalties with ounces of gold sold in the period. Total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation

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and sustaining capital costs. “Mine-site all-in sustaining costs” include total cash costs, exploration, and sustaining capital costs for the mine-site, but exclude an allocation of corporate and administrative and share based compensation.
Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance, and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures are available at www.alamosgold.com.

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